UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	ICL Discontinues Its Global ERP (“Harmonization”) Project

Item 1

ICL DISCONTINUES ITS GLOBAL ERP (“HARMONIZATion”) PROJECT

Discontinuation of the ‘Harmonize ICL’ project expected to save the Company $200-$250 million over four years

Tel Aviv, Israel, September 29, 2016 – ICL (NYSE and TASE: ICL) today announced that, further to Item 4 – "Information of the Company - Our Strategy" of the Company's 2015 Annual Report, ICL’s Board of Directors, at a meeting held on September 27, 2016, decided to discontinue the Company’s Harmonize ICL project to develop and establish a central global ERP system, launched in 2014. The Board's decision was made primarily in light of substantial risks related to the project's system readiness and future cost. Recently, management identified substantial risks related to the system's suitability, complexity and readiness which significantly impacted the project's budget and timeline. Discontinuation of the 'Harmonize ICL' project is expected to save the Company $200-$250 million over four years and enable the Company to focus its resources on its core business activities.

The Board has instructed management to explore additional alternatives to further develop and upgrade ICL's existing IT systems, while maintaining elements of the Harmonize ICL project.

The book value of the investment in the Harmonize ICL project as of June 30, 2016, was $225 million. Following the Board’s decision, the Company is evaluating the accounting implications on its Q3 financial results, including the need to write-off all or part of the investment, as well as related closure costs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: September 29, 2016